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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 2)


                       AMERICAN MUNICIPAL TERM TRUST, INC.
                                      (AXT)
                       -----------------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    027652106
                                 --------------
                                 (CUSIP Number)


                           George W. Karpus, President
                          Karpus Management, Inc. d/b/a
                          Karpus Investment Management
                          14 Tobey Village Office Park
                            Pittsford, New York 14534
                                 (716) 586-4680
            ---------------------------------------------------------
            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 7, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

  If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

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                               (Page 1 of 4 pages)
                             There are no exhibits.

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CUSIP No. 027652106                                            Page 2 of 4 Pages
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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Karpus Management, Inc. d/b/a Karpus Investment Management
       I.D.:  #16-1290558

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]

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   3   SEC USE ONLY



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   4   SOURCE OF FUNDS*

       AF

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [ ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            509,975
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             509,975
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       509,975

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.03%

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  14   TYPE OF REPORTING PERSON*

       IA

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDES BOTH SIDES OF THE COVER PAGE, RESONSES TO ITEMS 1-7
      (INCLUDNG EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1   Security and Issuer
         -------------------
         Common Stock
         American Municipal Term Trust, Inc.
         Piper Capital Management, Inc.
         Piper Jaffray Tower
         222 South 9th Street
         Minneapolis, MN   55402
ITEM 2   Identity and Background
         -----------------------
         a) Karpus Management, Inc. d/b/a Karpus Investment Management
            ("KIM")
            George W. Karpus, President, Director and Controlling Stockholder JoAnn VanDegriff, Vice President and Director
            Sophie Karpus, Director
         b) 14 Tobey Village Office park
            Pittsford, New York 14534
         c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).
         d) None of George W. Karpus, JoAnn VanDegriff, or Sophie
            Karpus ("the Principals") or KIM has been convicted in the past five years of any criminal proceeding (excluding
            traffic violations).
         e) During the last five years noneof the principals or KIM has been a party to a civil proceeding as a result of
            which any of them is subject to a judgment, decree or
            final order enjoining future violations of or prohibiting
            or mandating activities subject to, federal or state
            securities laws or finding any violation with respect
            to such laws.
         f) Each of the Principals is a United States citizen.
            KIM is a New York corporation.
ITEM 3   Source and Amount of Funds or Other Considerations
         --------------------------------------------------
         KIM, an independent investment advisor, has accumulated shares of AXT on behalf of accounts that are managed by KIM ("the Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such
         Accounts.
ITEM 4   Purpose of Transaction
         ----------------------
         KIM has purchased Shares for investment purposes. Being
         primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of AXT fit the
         investment guidelines for various Accounts.  Shares have
         been acquired since February 18, 1994.
ITEM 5   Interest in Securities of the Issuer
         ------------------------------------
         a) As of the date of this Report, KIM owns 509,975 shares, which
            represents 6.03% of the outstanding Shares.   George W. Karpus,
            (President of KIM) presently owns 9,000 shares purchased on August 20, 1997 at $11.125 per share (2000 shares), November
            11 & 12 at $10.9375 per share (3000 shares), May 4, 1998 at
            $11.3125 per share (1500 shares), and September 1 and 8, 1998 at $11.375 per share (2500 shares). JoAnn Van Degriff owns 750 shares purchased on October 1, 1997 at a price of $10.9375 per share. None of the other Principals presently owns shares.

         b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
         c) The first open market purchase occurred on February 18, 1994. Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases, during such period unless indicated.

         Date      Shares   Price Per               Date      Shares   Price Per
                                Share                                      Share
       4/6/99        4000     11.1875             5/3/99         900      11.125
       4/9/99        -750      11.125             5/4/99        2000      11.125
       4/9/99        6300      11.125             5/5/99        2100      11.125
      4/12/99        1300      11.125             5/6/99        1800      11.125
      4/13/99         400      11.125            5/11/99        2500      11.125
      4/19/99        1000     11.1875            5/12/99        1650      11.125
      4/21/99        3800      11.125            5/13/99        3300      11.125
      4/22/99        3100      11.125            5/14/99        7200          11
      4/26/99        1000      11.125            5/14/99       12700      11.125
      4/27/99         800      11.125            5/18/99        2100          11
      4/28/99        4000     11.1875            5/20/99        1400          11
      4/28/99        3400      11.125            5/21/99        1000          11
      4/29/99         700      11.125            5/25/99        1000          11
      4/30/99        4300      11.125            5/26/99        4800     11.0625
                                                 5/27/99        5000     11.0625
                                                 5/28/99        -100      11.125
                                                 5/28/99        1500     11.0625

         The Accounts have the right to receive all dividends
         from, any proceeds from the sale of the Shares. KIM reserves the right to further accumulate or sell shares. None of the
         Accounts has an interest in shares constituting more than 5% of the Shares outstanding.
ITEM 6   Contracts, Arrangements, Understandings, or Relationships
         with Respect to Securities of the Issuer.
         -----------------------------------------
         Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of AXT securities.
ITEM 7   Materials to be Filed as Exhibits
         ---------------------------------
         Not applicable.
Signature
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                     Karpus Management, Inc.



                                                  By: /s/ George W. Karpus
June 7, 1999                                         ---------------------------
------------                                                  Signature
    Date                                             George W. Karpus, President
                                                     ---------------------------
                                                             Name/Title